OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
c/o Oxford Residential Properties I Corporation
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
May 9, 2007
Dear Limited Partner:
     SCM Special Fund, LLC, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MP Falcon Fund, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 12, LLC, MPF Senior Note Program I, LP, MPF Special Fund 8, LLC, MPF Acquisition Co. 3, LLC, MacKenzie Patterson Special Fund 7, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”) initiated an unsolicited tender offer to acquire all units of limited partnership interest (the “Units”) in Oxford Residential Properties I Limited Partnership (the “Partnership”) on April 30, 2007. The general partner of the Partnership, Oxford Residential Properties I Corporation (the “Managing General Partner”), first became aware of the offer by the MacKenzie Group on April 30, 2007.
     The Partnership, through the Managing General Partner, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The Managing General Partner does not express any opinion, and is remaining neutral, with respect to this offer, because the general partner does not have a reliable indicator of the fair value of the Units. The Managing General Partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the Managing General Partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group offer.
     However, we call your attention to the following considerations:
•	The MacKenzie Group’s $225.00 per Unit offer price will be reduced by the amount of any distributions declared or made between April 30, 2007 and June 1, 2007, or such other date as the MacKenzie Group’s offer may be further extended.

•	Our records indicate that affiliates of the MacKenzie Group currently beneficially own 13.50 Units. The MacKenzie Group may be affiliated with other limited partners of the Partnership whose Units are included in their statement of ownership. An increase in the MacKenzie Group’s ownership of Units as a result of the MacKenzie Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to consent or object.

•	The MacKenzie Group does not indicate what its specific plans or proposals are regarding future tender offers.

•	AIMCO Properties and its affiliates, which collectively hold 14,109.50 Units, or approximately 59.89% of the total outstanding Units, do not intend to tender any of their Units in the MacKenzie Group’s offer.

•	The Partnership’s current investment property consists of two properties: Raven Hill Apartments, a 304-unit apartment complex located in Burnsville, Minnesota and Fairlane East Apartments, a 244-unit apartment complex located in Dearborn, Michigan. The Managing General Partner is currently reviewing both properties for potential sale. However, neither property is currently listed or marketed for sale and no assurances can be given regarding the timing or amount of a sale, if at all.

•	In an appraisal report dated November 7, 2005, the value of Raven Hill Apartments was $19,600,000 as of October 13, 2005. In an appraisal report dated October 24, 2005, an appraiser concluded that the market value of Fairlane East Apartments was $19,900,000 as of October 20, 2005. During the second quarter of 2006, Fairlane East underwent a redevelopment project in order to become more competitive with other properties at a total cost of approximately $2,832,000.

•	Since January 1, 2004, AIMCO Properties has purchased in private transactions 15 Units at a price of $271 per Unit and 5 Units at a price of $88.59 per Unit in 2004, 10 Units at a price of $88.59 per Unit in 2005, and 282.5 Units at a price of $51.37 per Unit in 2007 (through April 30).

•	Since 2004, the Partnership declared and made the following distributions to the limited partners:

	Distribution Amount	Distribution
Year of Distribution	Per Unit	Type
		Proceeds from sale of Shadow
		Oaks Apartments ($176.03) and
2004	$182.40	operational proceeds ($6.37)

		Proceeds from sale of The
2006	$61.47	Landings Apartments
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by Direct Investments Spectrum is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnerships Board.
•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2004, 2005 and 2006, as reported by Direct Investments Spectrum, an independent, third-party source (there were no reported sales by Direct Investments Spectrum for 2007, through January 31, 2007):

	HIGH	LOW
Year Ended December 31, 2004:	$495.00	$300.00
Year Ended December 31, 2005:	$440.00	$175.00
Year Ended December 31, 2006:	$440.00	$250.00

•	Set forth below is the high and low sales price of Units during the year ended December 31, 2006, as reported by the American Partnership Board (there were no reported sales by the American Partnership Board for the years ended December 31, 2004 and 2005 or for 2007, through April 30, 2007):

	HIGH	LOW
Year Ended December 31, 2006:	$376.00	$376.00
     The Managing General Partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MacKenzie Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.
Sincerely,

Oxford Residential Properties I Corporation

Managing General Partner